Exhibit 99.1

Tims China Announces Unaudited Third Quarter 2022 Financial Results

Total Revenues Increased 67.9% to RMB305.7 Million

46 Net New Store Openings; 486 System-Wide Stores at Quarter-End

Same-Store Sales Growth for Company Owned and Operated Stores of 7.5%

8.9 Million Registered Loyalty Club Members, Representing 85.8% Year-over-Year Growth

Adjusted Store EBITDA Margin Increased 4.1 Percentage Points to 6.7%

SHANGHAI and NEW YORK, November 29, 2022 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced its unaudited financial results for the three-month and nine-month periods ended September 30, 2022.

THIRD QUARTER 2022 HIGHLIGHTS

•	Total revenues were RMB305.7 million (USD43.0 million) for the three months ended September 30, 2022, representing an increase of 67.9% from RMB182.1 million in the same quarter of 2021.

•	Net new store openings totaled 46 (35 company owned and operated stores and 11 franchised stores) for the three months ended September 30, 2022. System-wide stores reached 486 (454 company owned and operated stores and 32 franchised stores) as of September 30, 2022, compared to 440 as of June 30, 2022 and 280 as of September 30, 2021.

•	Same-store sales growth for company owned and operated stores was 7.5% for the three months ended September 30, 2022, compared to 6.6% in the same quarter of 2021.

•	Registered loyalty club members totaled 8.9 million as of September 30, 2022, representing an 85.8% increase from 4.8 million as of September 30, 2021.

•	Adjusted store EBITDA(1), was RMB19.4 million (USD2.7 million) for the three months ended September 30, 2022, representing a 336.6% increase from RMB4.4 million in the same quarter of 2021.

•	Adjusted store EBITDA margin, which stands for adjusted store EBITDA as a percentage of our revenues from company owned and operated stores, was 6.7% for the three months ended September 30, 2022, representing an increase of 4.1 percentage points from 2.6% in the same quarter of 2021.

(1) Adjusted store EBITDA is calculated as fully-burdened gross profit(2) of company owned and operated stores excluding depreciation & amortization and store pre-opening expenses.

(2) Fully-burdened gross profit of company owned and operated stores, the most comparable GAAP measure to adjusted store EBITDA, was a loss of RMB21.0 million (USD3.0 million) for the three months ended September 30, 2022, representing a 59.4% improvement from a loss of RMB51.4 million in the same quarter of 2021.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO of Tims China, commented, “We are very pleased to report strong financial and operational results for our first quarter as a public company. Our robust top-line performance reflected contributions from store network expansion combined with solid same-store sales growth which we attribute to growing customer recognition of the absolute convenience, true local relevance, and continuous innovation offered to Tims China customers. As we continue to build greater brand awareness and loyalty, we are also increasing the number of our loyalty club members, exemplifying our success in building a genuine community. Our recent partnerships and collaborations with Sinopec Easy Joy and Alibaba Group’s Freshippo provide us new avenues for growth, particularly with the compact “Tims Express” store format, ready-to-drink (RTD) coffee, and other co-branded products.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “We achieved solid store-level margin improvement during the third quarter of 2022 through our continuous efforts to optimize our cost structure and drive operating leverage through revenue growth, which demonstrated both strong execution and resilience despite COVID. Leveraging our highly differentiated “Coffee Plus” business model and growing brand influence, we are confident that we will continue building brand love and growing our customer base effectively, improving our operational efficiency, and delivering sustainable revenue and profitability growth for our shareholders in the long-run.”

IMPACT OF COVID-19 AND MITIGATION EFFORTS

We have demonstrated our resilience and agility throughout the COVID-19 pandemic, but serious challenges remain. The COVID-19 pandemic continued to adversely affect our store operations and the sales of affected cities, primarily as a result of temporary store closures, reduced operating hours, disallowed dine-in services, decreased customer traffic, and disruptions to the supply chain and logistics. In the third quarter of 2022, the Company experienced approximately 23 daily temporary store closures on average, compared to approximately 138 daily temporary store closures on average in the second quarter. Entering the fourth quarter, new infections continued to increase in October and November with resurgent outbreaks across China. The Company experienced approximately 36 daily temporary store closures on average in October.

Despite the volatile environment, the Company grew total revenues year-over-year by 67.9% and achieved same-store sales growth for company owned and operated stores of 7.5% during the third quarter of 2022. We captured the growing demand for delivery and takeaway services, and the number of home-delivery orders fulfilled increased by 111.1% from the third quarter of 2021 to the third quarter of 2022.

Due to the uncertainty of the development of the COVID-19 pandemic, it remains difficult to predict the full impact of the COVID-19 pandemic on the broader economy and the actions and measures undertaken by government authorities to contain the COVID-19 pandemic, which may impose continuing adverse effects on our results of operations, cash flows and financial position going forward.

THIRD QUARTER 2022 FINANCIAL RESULTS

Total revenues were RMB305.7 million (USD43.0 million) for the three months ended September 30, 2022, representing an increase of 67.9% from RMB182.1 million in the same quarter of 2021. Total revenues comprise:

•	Revenues from company owned and operated stores were RMB290.0 million (USD40.8 million) for the three months ended September 30, 2022, representing an increase of 67.0% from RMB173.7 million in the same quarter of 2021. The growth was primarily driven by an increase in the number of company owned and operated stores from 268 as of September 30, 2021 to 454 as of September 30, 2022 and 7.5% same-store sales growth of company owned and operated stores for the three months ended September 30, 2022.

•	Other revenues were RMB15.7 million (USD2.2 million) for the three months ended September 30, 2022, representing an increase of 86.4% from RMB8.4 million in the same quarter of 2021. The growth was primarily attributable to the rapid expansion of our e-commerce business and an increase in franchise fees and revenues from other franchise support activities, which was attributable to an increase in the number of franchised stores from 12 as of September 30, 2021 to 32 as of September 30, 2022.

Company operated store costs and expenses were RMB299.9 million (USD42.2 million) for the three months ended September 30, 2022, representing an increase of 36.3% from RMB219.9 million in the same quarter of 2021. Company operated store costs and expenses comprise:

•	Food and packaging expenses were RMB96.6 million (USD13.6 million), representing an increase of 61.6% from RMB59.8 million, in line with our revenue growth and store network expansion. Food and packaging costs as a percentage of revenues from company owned and operated stores decreased by 1.1 percentage points from 34.4% in the third quarter of 2021 to 33.3% in the third quarter of 2022.

•	Rental expenses were RMB36.1 million (USD5.1 million), representing a decrease of 15.7% from RMB42.9 million, mainly due to rent concessions that we received during the third quarter of 2022. Rental expenses as a percentage of revenues from company owned and operated stores decreased by 12.2 percentage points from 24.7% in the third quarter of 2021 to 12.5% in the third quarter of 2022.

•	Payroll and employee benefits expenses were RMB66.0 million (USD9.3 million), representing an increase of 10.7% from RMB59.6 million, primarily due to increased headcount of our store operation and managerial personnel. Payroll and employee benefits as a percentage of revenues from company owned and operated stores decreased by 11.5 percentage points from 34.3% in the third quarter of 2021 to 22.8% in the third quarter of 2022.

•	Delivery costs were RMB23.6 million (USD3.3 million), representing an increase of 110.2% from RMB11.2 million, due to increased number of home-delivery orders fulfilled. Delivery costs as a percentage of revenues from company owned and operated stores increased by 1.6 percentage points from 6.5% in the third quarter of 2021 to 8.1% in the third quarter of 2022.

•	Other operating expenses were RMB77.5 million (USD10.9 million), representing an increase of 66.9% from RMB46.5 million, in line with our revenue growth and store network expansion. Other operating expenses as a percentage of revenues from company owned and operated stores remained flat at 26.7% during the third quarter of 2022.

Cost of other revenues was RMB9.5 million (USD1.3 million) for the three months ended September 30, 2022, representing an increase of 70.0% from RMB5.6 million in the same quarter of 2021, which was primarily driven by an increase in the number of franchised stores from 12 as of September 30, 2021 to 32 as of September 30, 2022 and the incurrence of cost of product sales related to our e-commerce business during the third quarter of 2022.

Marketing expenses were RMB24.9 million (USD3.5 million) for the three months ended September 30, 2022, representing an increase of 70.5% from RMB14.6 million in the same quarter of 2021, which was primarily attributable to the increase in the number of our system-wide stores from 280 as of September 30, 2021 to 486 as of September 30, 2022. Marketing expenses as a percentage of total revenues remained flat at 8.1% during the third quarter of 2022.

General and administrative expenses were RMB109.6 million (USD15.4 million) for the three months ended September 30, 2022, representing an increase of 122.0% from RMB49.4 million in the same quarter of 2021, which was primarily due to: (i) increased payroll and employee benefits as a result of growing headcount; (ii) increased share-based compensation expenses recognized; (iii) the incurrence of our obligation to issue ordinary shares worth of $3.0 million (the “Commitment Shares”) to CF Principal Investments LLC (“Cantor”) as consideration for its irrevocable commitment to purchase our ordinary shares pursuant to the terms of an Ordinary Share Purchase Agreement dated March 11, 2022, as amended, for which the closing of our merger with Silver Crest Acquisition Corporation was a condition precedent; (iv) offering costs related to an Equity Support Agreement (“ESA”) dated March 8, 2022, as amended (the “ESA Offering Costs”); and (v) the incurrence of expenses in relation to an option granted by our controlling shareholder to a holder of our convertible notes for the notes holder to purchase 200,000 of our ordinary shares from the controlling shareholder pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”). Adjusted general and administrative expenses, which excludes share-based compensation expenses of RMB33.3 million (USD4.7 million), expenses of RMB21.5 million (USD3.0 million) related to the Commitment Shares, ESA Offering Costs of RMB4.6 million (USD0.7 million), and expenses of RMB1.8 million (USD0.3 million) related to the Option Shares, were RMB48.4 million (USD6.8 million). Adjusted general and administrative expenses as a percentage of total revenues decreased by 11.3 percentage points from 27.1% in the third quarter of 2021 to 15.8% in the third quarter of 2022. For more information on the Company’s non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB11.0 million (USD1.5 million) for the three months ended September 30, 2022, representing an increase of 115.0% from RMB5.1 million in the same quarter of 2021, which was primarily driven by the increase in the number of our system-wide stores from 280 as of September 30, 2021 to 486 as of September 30, 2022. Franchise and royalty expenses as a percentage of total revenues increased by 0.8 percentage points from 2.8% in the third quarter of 2021 to 3.6% in the third quarter of 2022.

As a result of the foregoing, operating loss was RMB150.5 million (USD21.2 million) for the three months ended September 30, 2022, compared to RMB113.0 million in the same quarter of 2021.

Adjusted Corporate EBITDA was a loss of RMB47.6 million (USD6.7 million) for the three months ended September 30, 2022, compared to a loss of RMB56.8 million in the same quarter of 2021. Adjusted Corporate EBITDA margin was negative 15.6% in the third quarter of 2022, representing an improvement of 15.6 percentage points from negative 31.2% in the third quarter of 2021.

Net loss was RMB195.0 million (USD27.4 million) for the three months ended September 30, 2022, compared to RMB113.1 million for the same quarter of 2021. Adjusted net loss was RMB87.5 million (USD12.3 million) for the three months ended September 30, 2022, compared to RMB76.4 million for the same quarter of 2021. Adjusted net loss margin was 28.6% in the third quarter of 2022, representing an improvement of 13.3 percentage points from 41.9% in the third quarter of 2021.

Basic and diluted net loss per ordinary share was RMB1.56 (USD0.22) in the third quarter of 2022, compared to RMB0.90 in the third quarter of 2021. Adjusted basic and diluted net loss per ordinary share was RMB0.70 (USD0.10) in the third quarter of 2022, compared to RMB0.60 in the third quarter of 2021.

Liquidity

As of September 30, 2022, the Company’s total cash and cash equivalents and short-term investments were RMB759.9 million (USD106.8 million), compared to RMB285.1 million as of June 30, 2022 and RMB390.8 million as of December 31, 2021. The change was primarily attributable to net proceeds from the closing of our merger with Silver Crest Acquisition Corporation, proceeds from our PIPE investors and proceeds from investors who entered into the Equity Support Agreement.

KEY OPERATING AND FINANCIAL DATA

	For the three months ended or as of
	Mar 31, 2021	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022
Total stores	159	217	280	390	424	440	486
Company owned and operated stores	150	206	268	373	403	419	454
Franchised stores	9	11	12	17	21	21	32
Same-store sales growth for system-wide stores	41.6%	26.5%	6.5%	8.2%	4.4%	-6.1%	8.1%
Same-store sales growth for company owned and operated stores	40.3%	25.5%	6.6%	8.8%	5.5%	-5.3%	7.5%
Registered loyalty club members (in thousands)	2,947	3,865	4,770	5,969	6,907	7,532	8,862
Adjusted store EBITDA (Renminbi in thousands)	3,271	5,296	4,432	14,468	-21,050	-40,279	19,352
Adjusted store EBITDA margin	3.3%	4.1%	2.6%	6.8%	-10.0%	-24.5%	6.7%

KEY DEFINITIONS

•	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

•	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

•	Adjusted store EBITDA. Calculated as fully-burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses.

•	Adjusted store EBITDA margin. Calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.

•	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, and expenses related to the Option Shares.

•	Adjusted corporate EBITDA. Calculated as operating loss excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets and loss on disposal of property and equipment.

•	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

•	Adjusted net loss. Calculated as net loss excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities; and changes in fair value of ESA derivative liabilities.

•	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

•	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share.

RECENT BUSINESS DEVELOPMENTS

•	On August 1, 2022, Tims China announced the opening of three Tims China coffee shops conveniently located in Beijing’s central business district within Sinopec's Easy Joy, China's largest convenience store chain. The newly opened Tims China shops employ the new “Tims Express” format, a compact and efficient footprint that integrates easily into Easy Joy stores and exhibits Tims China’s signature welcoming design.

•	On September 7, 2022, Tims China announced the launch of two co-branded ready-to-drink (RTD) coffee products in partnership with Sinopec’s Easy Joy.

•	On October 17, 2022, Tims China announced that it has opened its 500th coffee shop. The 500th store is located in Dongguan, a city of over 10 million people on the Pearl River delta, less than 50 miles from Hong Kong. This opening underscores Tims China’s acceleration into new cities across China.

•	On November 18, 2022, Tims China announced a two-year partnership with Freshippo, Alibaba Group’s (NYSE: BABA) retail chain for groceries and fresh goods. The partners will introduce co-branded coffee products for sale exclusively through Freshippo’s online channels and over 300 brick-and-mortar stores located in 27 cities across China. Tims China and Freshippo will also work together on research and development of the co-branded products, collaborating on product design, positioning, promotion, and pricing.

About TH International Limited

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisee of Tim Hortons coffee shops for Restaurant Brands International Inc. (TSX: QSR) (NYSE: QSR) in China, including Hong Kong and Macau. TH International Limited was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International Inc.

Tims China offers freshly brewed coffee, tea and other beverages, bakery & sides, and sandwiches and is an emerging coffee champion in China. The brand's philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit www.timhortons.com.cn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations, such as the geographic expansion of its store network, the continued growth of its loyalty club members, its new product development capabilities, the benefits of its recent partnerships, its ability to successfully build a genuine community and grow customer recognition, brand awareness and loyalty, and the impact of COVID-19 and related government measures. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s registration statement on Form F-1, as amended, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 13, 2022 and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. The Company cannot assure you that these forward-looking statements will prove to be accurate and assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted store EBITDA as fully-burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses; (ii) adjusted store EBITDA margin as adjusted store EBITDA as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, and expenses related to the Option Shares; (iv) adjusted corporate EBITDA as operating loss excluding store pre-opening expenses, and certain non-cash expenses. consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets and loss on disposal of property and equipment; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities; and changes in fair value of ESA derivative liabilities; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors' overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of GAAP and Non-GAAP Results”. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1135 to USD1.00, the noon buying rate in effect on September 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Contacts

Investor Relations

Tims China Investor Relations:

IR@timschina.com

ICR, LLC

TimsChinaIR@icrinc.com

Public Relations

ICR, LLC

TimsChinaPR@icrinc.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2021	September 30, 2022 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets
Cash	390,837	382,448	53,764
Short term investment	-	377,491	53,067
Accounts receivable	9,817	7,672	1,079
Inventories	42,479	52,180	7,335
Prepaid expenses and other current assets	142,839	118,127	16,606
Total current assets	585,972	937,918	131,851
Non-current assets
Property and equipment, net	554,015	636,618	89,494
Intangible assets, net	77,594	86,180	12,115
Other non-current assets	67,312	78,562	11,044
Total non-current assets	698,921	801,360	112,653
Total assets	1,284,893	1,739,278	244,504
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank borrowings	192,055	363,926	51,160
Accounts payable	60,952	91,935	12,924
Contract liabilities	14,129	29,350	4,126
Amount due to related parties	14,074	14,855	2,088
Derivative financial liabilities	-	157,900	22,197
Other current liabilities	286,080	297,801	41,865
Total current liabilities	567,290	955,767	134,360
Non-current liabilities
Long -term bank borrowings	11,903	8,501	1,195
Convertible notes, at fair value	318,466	358,540	50,403
Contract liabilities - non-current	970	1,319	185
Derivative financial liabilities - non-current	-	55,378	7,785
Other non-current liabilities	47,169	56,163	7,895
Total non-current liabilities	378,508	479,901	67,463
Total liabilities	945,798	1,435,668	201,823
Shareholders' equity
Ordinary Shares (US$0.0000094 par value, 500,000,000 shares authorized, 148,355,092 shares and 124,193,929 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)	7	9	1
Additional paid-in capital	937,315	1,450,352	203,887
Accumulated losses	(637,528)	(1,156,306)	(162,550)
Accumulated other comprehensive income	35,744	9,090	1,278
Total equity attributable to shareholders of the Company	335,538	303,145	42,616
Non-controlling interests	3,557	465	65
Total shareholders' equity	339,095	303,610	42,681
Commitments and Contingencies	-	-	-
Total liabilities and shareholders' equity	1,284,893	1,739,278	244,504

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Company owned and operated stores	173,703	290,009	40,769	403,573	665,588	93,567
Other revenues	8,428	15,710	2,208	15,824	43,995	6,185
Total revenues	182,131	305,719	42,977	419,397	709,583	99,752

Costs and expenses, net
Company owned and operated stores
Food and packaging (including cost of Company owned and operated stores from transactions with a related party of RMB15,993 thousands and RMB5,434 thousands for the three months ended September 30, 2022 and 2021, respectively, and RMB26,528 thousands and RMB12,794 thousands for the nine months ended September 30, 2022 and 2021, respectively)	59,776	96,605	13,581	136,351	225,071	31,640
Rental expenses	42,877	36,131	5,079	101,287	134,145	18,858
Payroll and employee benefits	59,604	65,992	9,277	127,502	202,158	28,419
Delivery costs	11,225	23,590	3,316	24,680	51,699	7,268
Other operating expenses (including service fee from transactions with a related party of RMB150 thousands and nil for the three months ended September 30, 2022 and 2021, respectively, and RMB400 thousands and nil for the nine months ended September 30, 2022 and 2021, respectively)	46,451	77,538	10,900	103,540	196,532	27,628
Company owned and operated store costs and expenses	219,933	299,856	42,153	493,360	809,605	113,813
Costs of other revenues	5,560	9,451	1,329	10,202	26,445	3,718
Marketing expenses	14,578	24,851	3,493	29,791	56,715	7,973
General and administrative expenses	49,364	109,567	15,403	116,405	223,085	31,361
Franchise and royalty expenses (including franchise and royalty expenses from transactions with a related party of RMB10,157 thousands and RMB5,038 thousands for the three months ended September 30, 2022 and 2021, respectively, and RMB22,811 thousands and RMB11,029 thousands for the nine months ended September 30, 2022 and 2021, respectively)	5,126	11,021	1,549	13,455	25,301	3,557
Other operating costs and expenses	424	1,377	194	489	5,945	836
Loss on disposal of property and equipment	391	1,475	207	1,132	8,835	1,242
Impairment losses of long-lived assets	-	-	-	-	5,473	769
Other income	281	1,404	197	319	1,999	281
Total costs and expenses, net	295,095	456,194	64,131	664,515	1,159,405	162,988

Operating loss	(112,964)	(150,475)	(21,154)	(245,118)	(449,822)	(63,236)

Interest income	20	642	90	286	976	137
Interest expenses	(183)	(4,262)	(599)	(183)	(10,280)	(1,445)
Foreign currency transaction (loss)/gain	34	(367)	(52)	(907)	(1,134)	(159)
Changes in fair value of convertible notes	-	19,452	2,735	-	(1,627)	(229)
Changes in fair value of warrant liabilities	-	9,950	1,399	-	9,950	1,399
Changes in fair value of ESA derivative liabilities	-	(69,932)	(9,831)	-	(69,932)	(9,831)

Loss before income taxes	(113,093)	(194,992)	(27,412)	(245,922)	(521,869)	(73,364)

Income tax expenses	-	-	-	-	-	-

Net loss	(113,093)	(194,992)	(27,412)	(245,922)	(521,869)	(73,364)

Less: Net Loss attributable to non-controlling interests	(2,086)	(611)	(86)	(2,532)	(3,091)	(435)
Net Loss attributable to shareholders of the Company	(111,007)	(194,381)	(27,326)	(243,390)	(518,778)	(72,929)
Basic and diluted loss per Ordinary Share	(0.90)	(1.56)	(0.22)	(2.02)	(4.17)	(0.59)

Net loss	(113,093)	(194,992)	(27,412)	(245,922)	(521,869)	(73,364)

Other comprehensive income
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	-	(3,262)	(459)	-	(2,026)	(285)
Foreign currency translation adjustment, net of nil income taxes	309	(14,089)	(1,981)	(776)	(24,628)	(3,462)

Total comprehensive loss	(112,784)	(212,343)	(29,852)	(246,698)	(548,523)	(77,111)

Less: Comprehensive loss attributable to non- controlling interests	(2,086)	(611)	(86)	(2,532)	(3,091)	(435)
Comprehensive loss attributable to shareholders of the Company	(110,698)	(211,732)	(29,766)	(244,166)	(545,432)	(76,676)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(73,517)	(35,884)	(5,044)	(188,244)	(190,826)	(26,826)
Net cash used in investing activities	(99,767)	(431,081)	(60,600)	(221,003)	(611,435)	(85,954)
Net cash provided by financing activities	82,587	563,473	79,212	370,057	790,079	111,068
Effect of foreign currency exchange rate changes on cash	93	806	113	(1,285)	3,793	533
Net decrease in cash	(90,604)	97,314	13,680	(40,475)	(8,389)	(1,179)
Cash at beginning of the period	225,003	285,134	40,084	174,874	390,837	54,943
Cash at end of the period	134,399	382,448	53,764	134,399	382,448	53,764

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Adjusted store EBITDA and adjusted store EBITDA margin

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues - company owned and operated stores	173,703	290,009	40,769	403,573	665,588	93,567
Food and packaging costs - company owned and operated
stores	(59,776)	(96,605)	(13,581)	(136,351)	(225,071)	(31,640)
Rental expenses - company owned and operated stores	(42,877)	(36,131)	(5,079)	(101,287)	(134,145)	(18,858)
Payroll and employee benefits - company owned and operated stores	(59,604)	(65,992)	(9,277)	(127,502)	(202,158)	(28,419)
Delivery costs - company owned and operated stores	(11,225)	(23,590)	(3,316)	(24,680)	(51,699)	(7,268)
Other operating expenses - company owned and operated stores	(46,451)	(77,538)	(10,900)	(103,540)	(196,532)	(27,628)
Franchise and royalty expenses - company owned and
operated stores	(5,126)	(11,021)	(1,549)	(13,455)	(25,301)	(3,557)
Fully-burdened gross loss - company owned and operated stores	(51,356)	(20,868)	(2,933)	(103,242)	(169,318)	(23,803)
Depreciation and amortization	19,453	35,943	5,053	46,124	95,233	13,388
Store pre-opening expenses	36,335	4,277	601	70,118	26,660	3,748
Adjusted Store EBITDA	4,432	19,352	2,721	13,000	(47,425)	(6,667)
Adjusted Store EBITDA Margin	2.6%	6.7%	6.7%	3.2%	-7.1%	-7.1%

B. Adjusted general and administrative expenses

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	(49,364)	(109,567)	(15,403)	(116,405)	(223,085)	(31,361)
Adjusted for:
Share-based compensation expenses	-	33,276	4,678	-	33,276	4,678
Commission fee for Cantor shares	-	21,521	3,025	-	21,521	3,025
Option granted by controlling shareholder to CB holder	-	1,778	250	-	1,778	250
Offering costs for ESA transactions	-	4,622	650	-	4,622	650
Adjusted General and administrative expenses	(49,364)	(48,370)	(6,800)	(116,405)	(161,888)	(22,758)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Operating loss	(112,964)	(150,475)	(21,154)	(245,118)	(449,822)	(63,236)
Adjusted for:
Store pre-opening expenses	36,335	4,277	601	70,118	26,660	3,748
Depreciation and amortization	19,453	35,943	5,053	46,124	95,233	13,388
Share-based compensation expenses	-	33,276	4,678	-	33,276	4,678
Commission fee for Cantor shares	-	21,521	3,025	-	21,521	3,025
Option granted by controlling shareholder to CB holder	-	1,778	250	-	1,778	250
Offering costs for ESA transactions	-	4,622	650	-	4,622	650
Impairment losses of long-lived assets	-	-	-	-	5,473	769
Loss on disposal of property and equipment	391	1,475	207	1,132	8,835	1,242
Adjusted Corporate EBITDA	(56,785)	(47,583)	(6,690)	(127,744)	(252,424)	(35,486)
Adjusted Corporate EBITDA Margin	-31.2%	-15.6%	-15.6%	-30.5%	-35.6%	-35.6%

D. Adjusted net loss and adjusted net loss margin

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(113,093)	(194,992)	(27,412)	(245,922)	(521,869)	(73,364)
Adjusted for:
Store pre-opening expenses	36,335	4,277	601	70,118	26,660	3,748
Share-based compensation expenses	-	33,276	4,678	-	33,276	4,678
Commission fee for Cantor shares	-	21,521	3,025	-	21,521	3,025
Option granted by controlling shareholder to CB holder	-	1,778	250	-	1,778	250
Offering costs for ESA transactions	-	4,622	650	-	4,622	650
Impairment losses of long-lived assets	-	-	-	-	5,473	769
Loss on disposal of property and equipment	391	1,475	207	1,132	8,835	1,242
Changes in fair value of convertible notes	-	(19,452)	(2,735)	-	1,627	229
Changes in fair value of warrant liabilities	-	(9,950)	(1,399)	-	(9,950)	(1,399)
Changes in fair value of ESA derivative liabilities	-	69,932	9,831	-	69,932	9,831
Adjusted Net loss	(76,367)	(87,513)	(12,304)	(174,672)	(358,095)	(50,341)
Adjusted Net loss Margin	-41.9%	-28.6%	-28.6%	41.6%	-50.5%	-50.5%

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net Loss attributable to shareholders of the Company	(111,007)	(194,381)	(27,326)	(243,390)	(518,778)	(72,929)
Adjusted for:
Store pre-opening expenses	36,335	4,277	601	70,118	26,660	3,748
Share-based compensation expenses	-	33,276	4,678	-	33,276	4,678
Commission fee for Cantor shares	-	21,521	3,025	-	21,521	3,025
Option granted by controlling shareholder to CB holder	-	1,778	250	-	1,778	250
Offering costs for ESA transactions	-	4,622	650	-	4,622	650
Impairment losses of long-lived assets	-	-	-	-	5,473	769
Loss on disposal of property and equipment	391	1,475	207	1,132	8,835	1,242
Changes in fair value of convertible notes	-	(19,452)	(2,735)	-	1,627	229
Changes in fair value of warrant liabilities	-	(9,950)	(1,399)	-	(9,950)	(1,399)
Changes in fair value of ESA derivative liabilities	-	69,932	9,831	-	69,932	9,831
Adjusted Net loss attributable to shareholders of the Company	(74,281)	(86,902)	(12,218)	(172,140)	(355,004)	(49,906)
Weighted average shares outstanding used in calculating basic and diluted loss per share	124,024,580	124,699,448	124,701,053	120,703,179	124,368,131	124,368,716
Adjusted basic and diluted net loss per Ordinary Share	(0.60)	(0.70)	(0.10)	(1.43)	(2.85)	(0.40)